AMENDED ADMINISTRATIVE SERVICES AGREEMENT

Calvert Variable Series, Inc.
Calvert Administrative Services Company

SCHEDULE A

Listed below are the Series of Calvert Variable Series, Inc. that are entitled to receive administrative services from Calvert Administrative Services Company ("CASC") under the Administrative Services Agreement dated March 1, 1999, and which will pay annual fees to CASC pursuant to the Agreement.

CVS Social Balanced Portfolio	0.275%
CVS Social Mid Cap Growth Portfolio	0.25%
CVS Social Small Cap Growth Portfolio	0.25%
CVS Social International Equity Portfolio	0.35%
CVS Social Equity Portfolio	0.20%
CVS Income Portfolio	0.30%

For its services under this Administrative Services Agreement, CASC is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a Series commences operations, absent waivers.

Revised April 30, 2002
Schedule restated October 11, 2005